

Mail Stop 3561

November 8, 2017

Gary Friedman
Chairman and Chief Executive Officer
RH
15 Koch Road, Suite K
Corte Madera, CA 94925

> **Re: RH**
> **Form 10-K for the Fiscal Year Ended January 28, 2017**
> **Form 10-Q for the Quarterly Period Ended April 29, 2017**
> **Response Dated October 13, 2017**
> **File No. 001-35720**

Dear Mr. Friedman:

We have reviewed your October 13, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2017 letter.

Form 10-K for the Fiscal Year Ended January 28, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Results of Operations, page 38

1. We have read your response to comment 1. Please address the following:

   - It appears from your response that there are three reasons why you believe the move to a membership model had a negative impact on the timing of your revenue recognition in fiscal 2016: you experienced a decline in overall sales volumes; you experienced a lengthening of the time period between providing a quote for an item and the closing of the sale; and the membership fee revenue, which is intended to partially offset the higher discount received by members as compared to the promotional discount offered in previous years, is recognized ratably over a one year period while the discount is recognized at the time of each sale. As all of these factors were not clear to us from the disclosures in your Form 10-K, please revise your upcoming Form 10-K to address these factors more transparently when you analyze the decline in RH Segment net revenue from fiscal 2015 to fiscal 2016.

- We note the longer selling cycle negatively impacted your revenues during the early period of adoption of the membership program. Tell us whether this longer selling cycle has continued to date and what impact it is having on revenues. If applicable, explain how you considered disclosing this information to investors within your 2017 quarterly periodic reports and what efforts you are undertaking to remediate longer selling cycles under the new membership model.

- We note you track the percentage of revenue that is generated from sales to RH Members. Please tell us the percentage of revenue generated from sales to RH Members and the percentage of revenue from sales to non-members during each of fiscal 2016 and the interim period ended July 29, 2017. To the extent that you are experiencing different trends in revenue or gross profit from members and non-members, please tell us how you considered discussing and quantifying these trends in MD&A. We remind you that your MD&A disclosure should include a robust discussion of known trends or uncertainties that you reasonably expect have had, or will have, a material impact on your sales.

- Please tell us why management separately tracks revenue generated from sales to RH Members and why this information would not be useful to an investor. It appears that the difference in discounts received by members and non-members could drive differences in sales volumes for these two types of customers, and that if different groups of customers are experiencing differing trends in prices paid or quantities purchased this could be material to an investor's understanding of changes in your revenue. Refer to Item 303(a)(3)(ii) and (a)(3)(iii) of Regulation S-K and SEC Release No. 33-8350.

- The comments made by management on the fiscal 2017 second quarter earnings call appear to indicate that you have re-implemented the traditional promotional model for at least part of your business where non-members making smaller purchases may be reducing their purchases rather than buying a membership. It appears this was done to address a decline in non-member sales volume as you did not want to lose those sales. Please explain to us in more detail what necessitated this change and how you considered disclosing this information to your investors as part of your analysis of results. As part of your response, tell us whether the decline in non-member sales volume had a significant impact on your revenue and whether reinstituting promotions had a significant impact on your revenue.

2. We have read your response to comment 2. For those factors that materially impacted your gross margin, please consider revising your future disclosure to indicate the relative significance of each material item by quantifying its impact. Quantifying the impact of material factor(s) will also mitigate the risk of disclosing an inaccurate contribution order of factors. Alternatively, please consider disclosing to your investors in an appropriate location that when you list several factors as contributing to a change in your results, those factors are listed in the order of magnitude, or otherwise providing more transparent qualitative indicators of the relative impact of each factor that you list.

Critical Accounting Policies and Estimates

Impairment of Goodwill and Long-Lived Assets, page 58

3. We note that your response to comment 5 addresses the level of information regularly reviewed by your CODM. As indicated in ASC 350-20-35-34, a reporting unit is determined by the level of discrete financial information that is available and regularly reviewed by segment management, as that term is defined in ASC 280-10-50-7. Please provide us with your analysis under ASC 280 of whether your CODM also is the segment manager for each of your operating segments or whether each operating segment has a segment manager who is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for the segment. As part of your response, please tell us the title and describe the role of each of the individuals who report to your CODM.

4. We have read your response to comment 7 and remain uncertain how you concluded your RH and Waterworks operating segments are the lowest level of identifiable cash flows. Please address the following:

- Please explain to us whether or how you analyzed the amount of revenue generated from customers who shop in a RH Gallery and work with a Gallery associate to purchase merchandise either from the websites or Source Books. In other words, tell us how you concluded there was significant revenue or cash flow interdependency among the RH Galley, the websites, and your Source Books to support your multi-channel strategy. If applicable, please provide a similar analysis for your Waterworks boutiques and showrooms.

- Summarize for us how you analyze and forecast cash flows for business planning purposes. Further, tell us whether management forecasts cash flows at the individual store level (i.e., RH Gallery or the Waterworks showrooms) separately from the websites and Source Books. Also tell us whether store level or regional managers are given sales goals for their individual stores or regions, and if so, how revenue from websites and Source Books are allocated to individual stores or regions for purposes of determining whether such sales goals have been met.

- It appears you sometimes evaluate individual Galleries or other assets for circumstances that negatively impact such Gallery's or asset's ability to contribute to the asset group. Please tell us in further detail what circumstances would necessitate such evaluation and how you address these situations in your impairment analysis and testing procedures.

Form 10-Q for the Quarterly Period Ended April 29, 2017

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Basis of Presentation and Results of Operations page 27

5. We have read your response to comment 17. Further, we note that revenue from the RH Members Program membership fee has not been material in relation to your overall revenue. Additionally, we note your disclosures in your Form 10-Q filing for the quarterly period ended July 29, 2017 indicate that revenue increased in part due to an increase in membership revenue and that you expect to recognize increased membership revenue in the second half of fiscal 2017. In order to provide balanced and transparent disclosure about the impact of such increased membership revenue, we believe you should clarify for your investors that membership fee revenue is immaterial as the meaning of your reference to membership revenue may be unclear. You also should more transparently convey why membership revenue increased in the historical period or is expected to increase in the future and how such increase impacts your consolidated revenue; or if such increases are immaterial, clearly state as such. For example, if revenue from goods sold to members increases because more customers become members, that would appear to be offset by a decline in revenue from non-members and not necessarily impact your total revenue.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products